

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 28, 2010

Jesse E. Neyman
Executive Vice President, Finance and Strategic Planning
Flotek Industries, Inc.
2930 W. Sam Houston Pkwy N., Suite 300
Houston, Texas 77043

> **Re: Item 4.02 Form 8-K**
> **Filed: May 21, 2010**
> **File No. 1-13270**

Dear Mr. Neyman:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief